

April 29, 2014

Via E-mail
Karen Dykstra
Chief Financial and Administrative Officer
AOL Inc.
770 Broadway
New York, NY 10003

> **Re: AOL Inc.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed February 19, 2014**
> **File No. 001-34419**

Dear Ms. Dykstra:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cost of Revenues, page 41

1.   Please tell us what cost elements comprise "other cost of revenues" for the reported periods and what consideration you gave to including accounting policy disclosure of the nature, function and accounting for these costs. To the extent any elements comprising "other cost of revenues" are material, also tell us what consideration you gave to related MD&A disclosures of the separate elements.

Consolidated Statements of Cash Flows, page 65

2.   Tell us what consideration you gave to including the tax benefit related to equity instruments within cash flows from financing activities. Refer to ASC 230-10-45-14e and 17c.

Notes to the Consolidated Financial Statements

Note 1—Description of Business, Basis of Presentation and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

Traffic Acquisition Costs, page 70

3.   Please describe for us, in greater detail, the nature and terms of the AOL partner arrangements that distribute free AOL products and services directing traffic to AOL Properties. To the extent these partner arrangements may have revenue generating lives that differ from the contractual terms, tell us what consideration you gave to amortizing the costs of these products and services over their useful lives. Please also explain further the nature, terms and accounting implications of the reciprocal performance guarantees by your counterparties.

Note 6—Income Taxes, page 86

4.   You indicate that federal, state and local net operating loss carryforwards will expire between 2014 and 2033, if not utilized.   Tell us the significance of the amounts that will expire in the short-term and what consideration was given to disclosing the amounts that will expire in each year. In addition, please tell us the amounts and dates of expiration for your credit carryforwards which are beginning to expire in 2014.

5.   It is not clear from your disclosure how you considered other income tax expense component disclosures regarding the impact of utilization of any credit carryforwards, net operating loss carryforwards, or other applicable components of income tax expense required by ASC 740-10-50-9. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Sr. Asst. Chief Accountant